

July 29, 2022

Jay Kim
Chief Executive Officer
Reborn Coffee, Inc.
580 N. Berry Street
Brea, CA 92821

>   **Re: Reborn Coffee, Inc.**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed July 22, 2022**
>   **File No. 333-261937**

Dear Mr. Kim:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2022 letter.

Amendment No. 4 to Registration Statement on Form S-1 Filed July 22, 2022

Prospectus Summary
Our Company, page 1

1.   We note your response to comment 1. Please revise your disclosure to reflect net loss margin as the comparable GAAP measure when you present Adjusted EBITDA margin. Refer to Question 103.02 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Capitalization, page 49

2.   In this section and elsewhere in the registration statement you state that there are 1,000,000 shares of Preferred Stock authorized. However, Article IV of the Form

Certificate of Incorporation of Reborn Coffee, Inc., included as Exhibit 3.1, states that there are 600,000,000 shares of Preferred Stock authorized. Please clarify or amend the registration statement or form of Certificate of Incorporation to resolve the discrepancy. We also note that while the current form Certificate of Incorporation entertains an incorporation date in Delaware of June 2022, your disclosure continues to suggest that incorporation in Delaware has not yet occurred.

Other Financial and Operating Data, page 52

3.   We note your response to comment 4 and re-issue in part. Please clarify what is meant by the term "similar metric" in your new disclosure on page 52, so that readers can appreciate how this information is derived.

Results of Operations
Three months ended March 31, 2021 Compared to Three months ended March 31, 2022, page 59

4.   We note your response to comment 7 and re-issue in part. We acknowledge your updated disclosure on page 59 in response to our comment, however please also make similar changes to your other discussion of period-to-period changes in the section titled "*Fiscal Year Ended December 31, 2021 Compared to Fiscal Year Ended December 31, 2020.*" For example on page 61, rather than state that the occupancy expenses were "primarily" driven by new locations, quantify to the extent to which such locations contributed to increases in occupancy expenses as compared to other factors you discuss here. Refer to Item 303(b) of Regulation S-K.

Description of Securities
Exclusive Forum, page 85

5.   With reference to Exhibit 3.1, please update this section, if true, to reflect that the Certificate of Incorporation does not include an exclusive forum provision.

Notes to Consolidated Financial Statements
15. Restatement, page F-23

6.   We note your response to comment 11. Please label the financial statements as restated and provide the disclosures required by ASC 250-10-50-7.

General

7.   We re-issue comment 16 from our letter dated May 16, 2022. Please file the Form 1-K for your fiscal year ended December 31, 2021. In this regard, we note that following the qualification of your Form 1-A (File no. 024-11518) on June 4, 2021, Rule 257(b) of Regulation A requires you to file periodic and current reports, including the Form 1-K for your fiscal year ended December 31, 2021, which was due on April 30, 2022.

Jay Kim
Reborn Coffee, Inc.
July 29, 2022
Page 3

You may contact Ta Tanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Matthew Ogurick